Exhibit 12.1

Alexion Pharmaceuticals, Inc

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended July 31,
	1999	2000	2001	2002	2003
Earnings:
(Loss) before income taxes	$(6,395)	$(20,227)	$(57,043)	$(57,242)	$(85,231)
Adjustments: Cumulative adjustment of SAB 101			(9,118)

Adjusted (loss) before income taxes	(6,395)	(20,227)	(47,925)	(57,242)	(85,231)
Add: Fixed charges	219	3,213	7,963	7,846	7,904
Less: Capitalized interest	—	—	—	—	—

Earnings	$(6,176)	$(17,014)	$(39,962)	$(49,396)	$(77,327)

Fixed Charges:
Interest Expense	188	2,954	7,225	7,127	7,121
Amortization of convertible notes offering cost	—	185	573	573	573
Estimated interest portion of rent expense	31	74	165	146	210

Total Fixed Charges	$219	$3,213	$7,963	$7,846	7,904

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $6.4 million in 1999, $20.2 million in 2000, $47.9 million in 2001, $57.2 million in 2002 and $85.2 million in 2003.